Exhibit 99.1

CS CHINA ACQUISITION CORP. ENTERS INTO DEFINITIVE STOCK PURCHASE AGREEMENT WITH ASIA GAMING & RESORT LIMITED

CS China Acquisition Corp. (“CS China”) (OTCBB: CSAQF, CSACF, CSAXF) and Asia Gaming & Resort Limited ("AGRL"), a Hong Kong company, today announced that on October 6, 2009, CS China entered into a Stock Purchase Agreement ("Agreement") with Spring Fortune Investment Ltd. (“Spring Fortune”) and AGRL pursuant to which CS China will buy all of the outstanding capital stock of AGRL from Spring Fortune.

AGRL is an investment holding company. The principal business activities of its wholly owned subsidiaries are to hold Profit Agreements with VIP Room gaming promoter companies (“Promoters”) and to receive 100% of the profit streams from the Promoters.  The Promoters currently participate in the promotion of two major luxury VIP gaming facilities (“VIP rooms”) in Macau, China, the largest gaming market in the world. One of the Macau VIP rooms is located at the top-tier MGM Grand Macau Casino in downtown Macau and is operated by the MGM Grand Paradise S.A. Another Macau VIP gaming facility is operated by Galaxy Casino, S.A. and is located in the luxury 5-star hotel, the Star World Hotel & Casino in downtown Macau.  In addition, the Promoters plan to promote the first luxury VIP room in Jeju Island in South Korea, which will offer Macau-style gaming, and have concluded a favorable trial operation there.

VIP gaming operations in Macau consist of VIP rooms that offer exclusively baccarat table games. VIP baccarat has been the largest source of gaming revenue in Macau. VIP clients typically focus on high-limit baccarat. Gaming promoters of the industry have historically maintained the majority of VIP customer relationships. The Promoters secure their VIP rooms typically through one-year gaming promotion agreements that are renewable upon maintaining certain thresholds of “rolling chips turnover” and a minimum commitment to purchase dead (non-negotiable) chips with the casino operators. In their agreements with the casino operators, the Promoters receive either a commission on rolling chips turnover or a split of the casino net gaming win on a pre-gaming tax basis. Recently, six casino operators in Macau agreed to set the maximum commission rate at 1.25% through legislation, after coordination with the Macau government. The Promoters split their revenue with the various agents and collaborators that bring the clients.

CS China Chairman Chien Lee commented, “We are pleased to announce a deal with a leading company in one of the fastest growing major segments of gaming worldwide.”  In 2008, according to Macau Gaming Inspection and Coordination Bureau, VIP gross gaming revenue in Macau was US$ 9.19 Billion, up 32% from 2007 and representing 67% of total Macau gaming revenue.

In 2008, the Promoters had rolling chips turnover of US$ 3.189 Billion, share of net gaming wins of US$ 51 million, up 40% year-over-year, and net income of US$ 20.2 million, up 52% over the prior year.  Through the first half of 2009, the Promoters had rolling chips turnover of US$ 1.672 billion, an increase of 8.6% as compared to the same period of 2008; however, due to a lower gross win rate, the shares of net gaming wins and net income were US$ 25.2 million and US$ 9.4 million, respectively. The rolling chips turnover for the third quarter amounted to US$ 1.602 billion, making the total of rolling chips turnover US$ 3.274 billion to date in 2009, exceeding the annual total figure for 2008.

Chairman Lam Man Mou of AGRL commented, “With our established and solid reputation, extensive experience and knowledge in the Asia gaming industry, the large and stable network of gaming agents and collaborators and combined with CS China’s financial resources and the public shareholders, we hope to continue to expand our successful business model to other locations in Macau as well as new geographies in an area with massive economic momentum and population"

The Promoters have signed an agreement to operate a VIP room in T.H.E. Hotel (formerly Nam Seoul Plaza Hotel), a luxury hotel located in Jeju which is a Chinese Visa free luxury resort area in South Korea. T.H.E. Hotel & Lvegas Casino had a soft opening in late April 2008. The VIP room completed a two-month trial operation in June 2009. For the period ended December 31, 2008, the VIP room generated net income of US$ 1.67 million. Management expects the VIP room in Jeju will be put into full scale operation after the closing of the acquisition by CS China.

DETAILS OF THE PURCHASE AGREEMENT

CS China currently has 6.9 million common shares outstanding and 14.648 million warrants inclusive of shares and warrants held by management.  The Agreement, among other things, provides that CS China will issue 10.35 million shares and 10.35 million warrants at closing.  The warrants will have a strike price of US$ 6.10 and will be exercisable during the five-year period from their date of issuance but only if AGRL annual U.S. GAAP net incomes exceed US$ 30 million for the fiscal year preceding the date of exercise.  The warrants may be redeemed by CS China at any time prior to their expiration at $.01 per warrant if the last sales price of the CS China ordinary shares has been at least $9.50 per share (subject to adjustment in certain circumstances) on any twenty trading days within any thirty trading-day period ending on the third business day prior to date on which the notice of redemption is given.  AGRL shareholders can receive an additional 17.197 million shares through 2012 based on achieving the following adjusted U.S.GAAP net income levels indicated in the table below:

Year	Adjusted Net Income (in US$ 1,000)		Incentive Shares (in 1,000)		Max Cumulative Shares (in 1,000)
2009	$16,000 to $20,000	Up to	7,841		7,841
2010	$36,800 to $41,800	Up to	12,051	*	12,051
2011	$47,500		2,573		14,623
2012	$52,500		2,573		17,197
* The number of Incentive Shares for 2009 and 2010 are not cumulative.

AGRL will also earn one warrant per incentive share up to 4.3 million additional warrants, bringing the maximum total issuable total to 14.65 million warrants.

CS China shareholders and other interested persons are urged to read the definitive Stock Purchase Agreement, which will be included as an exhibit to a Current Report on Form 6-K that will be filed by CS China with the Securities and Exchange Commission, together with other relevant materials when they become available as they will contain important information about CS China, AGRL and the proposed transaction.

ABOUT CS CHINA ACQUISITION CORP.

CS China Acquisition Corp. is a specified purpose acquisition company (“SPAC”) organized as a corporation under the laws of the Cayman Islands and does not have significant operations. It was organized to acquire an operating business with principal operations located in Greater China through a share exchange, asset acquisition, or other similar business combination. In August 2008, it consummated its initial public offering from which it derived gross proceeds of US$ 32 million, including proceeds from the exercise of the underwriters' over-allotment option.    The net proceeds of the IPO were deposited in a trust account and such funds and a portion of the interest earned thereon will be released only upon the consummation of the business combination or to holders of CS China’s common stock in connection with its liquidation and dissolution. CS China is a “foreign private issuer” under the US federal securities laws.

FORWARD-LOOKING STATEMENTS

The transaction described herein is subject to a number of risks and uncertainties, including, but not limited to, the satisfaction of certain conditions. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding future events and future performance of CS China. These statements are based on management's current expectations or beliefs. Actual results may vary materially from those expressed or implied by the statements herein. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in certain of CS China's Securities and Exchange Commission filings. For a description of certain factors that could cause actual results to vary from current expectations and forward-looking statements contained in this press release, refer to documents that CS China files from time to time with the Securities and Exchange Commission. CS China is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

ADDITIONAL INFORMATION

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities of CS China, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. CS China shareholders and other interested persons are urged to read the definitive proxy statement that will be included as an exhibit to a Current Report on Form 6-K that will be filed by CS China with the Securities and Exchange Commission, together with other relevant materials when they become available, as they will contain important information about CS China, AGRL and the proposed transaction. Such persons can also read CS China's proxy statement for a description of the security holdings of the CS China's officers and directors and their respective interests in the successful consummation of the proposed transaction. The proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed transaction. Shareholders of CS China and other interested persons may obtain copies of such filings at the Securities and Exchange Commission's internet site (http://www.sec.gov).

CONTACT INFORMATION
James Preissler     646-383-4832    preissj@gmail.com